This is a withdrawal of

COMPANY:       Spence-Lingo & Company, Ltd
FORM TYPE:     F-10                 NUMBER OF DOCUMENTS: 3
RECEIVED DATE: 18-Jun-2008 18:50    ACCEPTED DATE:       18-Jun-2008 18:50
FILING DATE:   19-Jun-2008 06:00
TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001437765-08-000007

and

COMPANY:       Spence-Lingo & Company, Ltd
FORM TYPE:     F-10/A               NUMBER OF DOCUMENTS: 1
RECEIVED DATE: 19-Jun-2008 15:12    ACCEPTED DATE:       19-Jun-2008 15:13
FILING DATE:   19-Jun-2008 15:12
TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001437765-08-000009

FILE NUMBER(S):
   1. 333-151765

Please contact info@freedomtreefinancial for more info.

With All Best Wishes

Jermaine E. Spence